

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2009

By U.S. Mail and facsimile: (212) 218-2808

Lowell S. Dansker
Chairman and Chief Executive Officer
Intervest Bancshares Corporation
One Rockefeller Plaza, Suite 400
New York, New York 10020-2002

> **Re: Intervest Bancshares Corporation**
> **Form 10-K for December 31, 2008**
> **Definitive Proxy Statement filed March 31, 2009**
> **File Number 000-23377**

Dear Mr. Dansker:

We have completed our review of your Annual Report on Form 10-K and related filings and have no further comments at this time.

Sincerely,

Eric Envall
Staff Attorney